Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated October 19, 2020

to

Prospectus dated April 17, 2020

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 17, 2020 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 36 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of November 1, 2020;

•	to disclose the calculation of our September 30, 2020 net asset value (“NAV”) per share for all share classes; and

•	to provide a portfolio update.

November 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2020 (and repurchases as of October 31, 2020) is as follows:

Transaction Price (per share)
Class S	$25.3623
Class T	$25.1568
Class D	$25.1806
Class M	$25.2450
Class I	$24.6524
Class F*	$25.0904
Class Y*	$24.6850

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The November 1, 2020 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2020. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since September 30, 2020 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

September 30, 2020 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2020.

The following table provides a breakdown of the major components of our total NAV as of September 30, 2020 (dollar amounts in thousands):

Components of NAV	September 30, 2020
Loans receivable	$599,067
Other commercial real estate mortgage loan, net	37,085
Cash and cash equivalents	57,840
Restricted cash	2,316
Other assets	13,605
Collateralized loan obligation, net of deferred financing costs	(322,906)
Repurchase agreements payable, net of deferred financing costs	(104,740)
Accrued stockholder servicing fees(1)	(116)
Other liabilities	(7,148)

Net asset value	$275,003

Number of outstanding shares	10,930,377

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of September 30, 2020, we accrued under GAAP $12,788 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of September 30, 2020 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$113,017	$30,531	$14,112	$45,566	$45,592	$22,702	$3,483	$275,003
Number of outstanding shares	4,456,107	1,213,620	560,435	1,804,937	1,849,375	904,787	141,116	10,930,377

NAV per Share as of September 30, 2020	$25.3623	$25.1568	$25.1806	$25.2450	$24.6524	$25.0904	$24.6850

Portfolio Update

As of September 30, 2020, our portfolio continues to perform, generating consistent current income with low volatility; further, we had not recorded any impairments or non-accruals in our private loan portfolio. Since the onset of the COVID-19 pandemic, we have worked with four borrowers on loans to exercise extension options, resulting in additional fee and interest income for us. In addition, two loans were repaid in full in August and September, respectively, each of which was structured with exit fees that accrued to the benefit of our stockholders. In addition, one of these loans was repaid during its minimum interest period, which resulted in the borrower paying additional interest income upon repayment.

We have continued to closely monitor our entire private loan portfolio and maintain a robust asset management relationship with our borrowers. Over the past quarter, we have utilized these relationships to proactively address the potential impacts of the COVID-19 pandemic on our loans secured by properties experiencing cash flow pressure, most significantly hospitality and retail assets. Some of our borrowers have indicated that due to the impact of the COVID-19 pandemic, they have experienced negative business consequences and have requested temporary interest deferral or forbearance, or other modifications of their loans. Accordingly, we have had discussions with our borrowers to address potential near-term defensive loan modifications, which could include repurposing of reserves, temporary deferrals of interest, or performance test or covenant waivers on loans collateralized by assets directly impacted by the COVID-19 pandemic, and which would generally be coupled with an additional equity commitment and/or guaranty from sponsors.

Recently, we agreed to loan modifications on two loans that provide for a temporary deferral of all or a portion of interest payments for a specified period. We anticipate collecting all deferred contractual interest payments in accordance with the terms of each modification, as a result both loans remain on accrual status. In addition, we agreed to a non-monetary modification of one loan that provided a short-term extension of the outside completion date for an on-going renovation that had been disrupted by the COVID-19 pandemic. For the month of September, all loans remained current with the exception of one loan that did not make its debt service payment. We are currently in active discussions with the borrower to bring the loan current and expect to come to a solution in the near term.

Overall, we have been encouraged by our borrowers’ response to the COVID-19 pandemic’s impacts on their properties. In general, we believe our borrowers are committed to supporting assets collateralizing our loans, and that we will benefit from our core business model of originating senior loans collateralized by high quality assets in desirable markets with experienced, well-capitalized borrowers. Our investment portfolio’s low origination weighted-average loan-to-value of 69% as of September 30, 2020 reflects significant equity value that we believe our borrowers are motivated to protect through periods of cyclical disruption.